FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	WatchDox by BlackBerry Deepens Secure Collaboration Capabilities Across Mobile Platforms	3.

Document 1

NEWS RELEASE

August 26, 2015
FOR IMMEDIATE RELEASE

WatchDox by BlackBerry Deepens Secure Collaboration Capabilities Across Mobile Platforms

WATERLOO, ONTARIO--(Marketwired - Aug. 26, 2015) - BlackBerry Limited (NASDAQ:BBRY) (TSX:BB), a global leader in secure mobile communications, today unveiled updates to WatchDox(R) by BlackBerry(R), including a new application for BlackBerry(R) 10 devices and additional multi-OS integration.

WatchDox by BlackBerry is a secure enterprise file sharing and mobile content management solution. It increases productivity and collaboration by enabling users to connect to files from any PC, tablet or smartphone. Organizations remain in full control of corporate content, even after files are downloaded and shared with third parties. WatchDox by BlackBerry was recently named a "Visionary" in the Gartner "Magic Quadrant for Enterprise File Synchronization and Sharing"(1) for the second consecutive year.

The new WatchDox by BlackBerry application for BlackBerry 10 smartphones, including the BlackBerry(R) Classic and BlackBerry(R) Passport, provides secure anytime online access to content, with synchronization across mobile, desktop and web environments. Users have the ability to browse, access, search and view Microsoft(R) Office, PDF and image files from Windows(R) File Share and Microsoft SharePoint(R). They can securely share links to content with colleagues as well as third party collaborators, enhancing productivity without putting corporate data at risk.

For enterprises with stringent security demands, all content viewed with WatchDox by BlackBerry on a BlackBerry 10 device can be audited to meet compliance requirements. Document encryption is delivered through digital rights management (DRM) policies that are applied to all files, which can only be opened in the WatchDox by BlackBerry application to ensure complete data protection.

"Organizations want to empower their workforce to collaborate and make it easier for them to be productive as the work environment blends between mobile and desktop," said Billy Ho, Executive Vice President, Enterprise Products and Value Added Solutions, BlackBerry. "We believe that WatchDox by BlackBerry is the ideal solution to meet this demand, and the new application for BlackBerry 10 delivers these benefits to customers through essential mobile content management capabilities. The app is a great complement to our existing iOS and Android mobile offerings and web and desktop interfaces."

WatchDox by BlackBerry has also expanded support to devices with Samsung KNOX(TM), Android for Work(TM) and Secure Work Space for iOS(R) and Android(TM). By adding workspace functionality, the WatchDox by BlackBerry app is completely separate from personal content, creating another layer of security and privacy. The update also integrates mobile productivity tools for users to access, create, edit, annotate, search, stream and share files, as well as performance enhancements that make it easier for users to work with large files.

Additionally, WatchDox by BlackBerry now includes Enterprise Identity by BlackBerry integration, allowing users to access the app from all entry points, including mobile devices, PCs and the web, with seamless single sign-on authentication.

For more information about WatchDox by BlackBerry, visit www.BlackBerry.com/WatchDox.

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

(1) Gartner "Magic Quadrant for Enterprise File Synchronization and Sharing" by Monica Basso, Charles Smulders, Jeffrey Mann, July 22, 2015.

About BlackBerry

BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world's most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

CONTACT INFORMATION:

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	August 26, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer